Class A Distribution and Service Plan

Lincoln Funds Trust

This Distribution and Service Plan (the “Plan”) constitutes a plan adopted pursuant to Rule l2b-l under the Investment Company Act of 1940 (the “1940 Act”) for the “Class A” of shares of each series (a “Fund”) of the Lincoln Funds Trust (the “Trust”). The Trust is an open-end management investment company registered as such under the 1940 Act and is organized as a Delaware statutory trust. The Funds of the Trust are set forth on Schedule I hereto, which Schedule can be amended to add or remove a Fund from time to time. Shares of beneficial interest of the Funds are divided into classes of shares, one of which is designated “Class A.” Pursuant to a written agreement, the Trust will pay the principal distributor named therein from time to time (“Principal Distributor”) the fees as shown on Schedule I.

The Plan shall not take effect with respect to a Fund until it has been approved, together with any related agreements, by votes of a majority of the Board of Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related thereto (“Independent Trustees”), cast in person at a meeting called for the purpose of voting on such Plan. Such approval by the Trustees shall include a determination that in the exercise of reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plan will benefit each such Fund and shareholders of Class A.

The Plan provides that:

l. Each Fund is authorized to pay to the Principal Distributor, out of the assets of Class A, a monthly fee not to exceed the fee rate set forth on Schedule I (the “Plan Fee”), as compensation, or reimbursement for services rendered and/or expenses borne, in connection with the financing of the activities and services described in Section 3 pursuant to an agreement with an Principal Distributor. The current Plan Fee, as set forth on Schedule I, may be adjusted by the Board of Trustees from time to time.

2. Payment of the Plan Fee shall be subject to applicable laws and regulations, as well as the rules of the Financial Industry Regulatory Authority (“FINRA”). In accordance with FINRA Rule 2341, as amended from time to time, the Plan Fee may constitute a “service fee,” as that term is defined in FINRA Rule 2341.

3. The Trust shall pay the Principal Distributor, out of the assets of Class A, for activities primarily intended to sell Class A shares. Payments made under the Plan may be used for, among other things: the printing of prospectuses and reports used for sales purposes; preparing and distributing sales literature and related expenses; advertisements; education of shareholders or dealers and their representatives; and other distribution-related expenses. Payments made under the Plan may also be used to pay the Principal Distributor for, among other things: service fees as defined under FINRA rules; furnishing personal services or such other enhanced services as the Trust may require; or maintaining customer accounts and records.

4. Any person authorized to direct the disposition of monies paid or payable by the Funds pursuant to the Plan or any related agreement, including the officers of the Trust, shall furnish to the Board of Trustees, for their review, on a quarterly basis, a written report of the amounts expended under the Plan with respect to Class A and the purposes for which such expenditures were made.

5. The Plan shall take effect with respect to Class A of a Fund as of the effective date set forth on Schedule I (the “Commencement Date”); thereafter, the Plan and each related agreement shall continue in effect with respect to Class A of a particular Fund for a period of more than one year from the Commencement Date only so long as such continuance is specifically approved at least annually by a vote of the Board of Trustees, and of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such Plan.

6. If adopted with respect to a Fund after any public offering of the Fund’s shares or the sale of the Fund’s shares to person who are not affiliated persons of the Trust, affiliated persons of such person, promoters of the Trust, or affiliated persons of such persons, the Plan (solely with respect to distribution-related activities and/or services) must be approved by the vote of the shareholders who control a majority of the outstanding voting Class A shares of the Fund. Such approval shall constitute authorization to pay distribution-related Plan Fees accrued under the Plan with respect to the Fund prior to the date of such approval.

7. (a) The Plan may be terminated as to the Trust, or each Fund at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of the shareholders who control a majority of the outstanding voting securities of the Fund.

(b) The Plan may not be amended as to Class A with respect to a Fund to increase materially the amount to be spent for distribution pursuant to paragraph l hereof without approval by the vote of the shareholders who control a majority of the outstanding voting Class A shares of the affected Fund(s).

8. All agreements with any person relating to the implementation of the Plan shall be in writing, and any agreement related to the Plan shall provide:

a. That such agreement may be terminated with respect to a Fund at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Class A shares of the affected Fund(s), on not more than 60 days’ written notice to any other party to the agreement; and

b. That such agreement shall terminate automatically in the event of its assignment.

9. All material amendments to this Plan shall be approved by the Independent Trustees in the manner described in paragraph 5 above.

10. So long as the Plan is in effect, Independent Trustees shall constitute a majority of the Board of Trustees, and the selection and nomination of the Independent Trustees shall be committed to the discretion of such Independent Trustees. So long as the Plan is in effect, any person who acts as legal counsel to the Independent Trustees shall be an independent legal counsel.

11. The Trust shall preserve copies of the Plan, any related agreement, and any report made pursuant to Section 5 for a period of not less than six years from the date of the Plan or of such agreement or report, the first two years in an easily accessible place.

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12. As used in this Plan, (a) the definitions contained in Sections 2(a)(19) and 2(a)(42) of the 1940 Act shall govern the meaning of “interested person(s)” and “vote of a majority of the outstanding voting securities,” respectively; and (b) the terms “affiliated person”, “assignment”, “independent legal counsel”, “interested person” and “promoter” shall have the meanings specified in the 1940 Act and the rules and regulations thereunder.

This Plan shall take effect on the Commencement Date, as previously defined.

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SCHEDULE I

Fund	Approved 12b-1 Fee for the Class A*	Effective Date
Lincoln U.S. Equity Income Maximizer Fund	0.25%	August 1, 2024
Lincoln Inflation Plus Fund	0.25%	August 1, 2024

*	The fee is stated on an annualized basis but would be computed each business day based on the average daily net asset value of the Class A shares of each Fund.

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